February 13, 2020

Robert J. Delaversano
Principal Accounting Officer
OncoSec Medical Inc
24 North Main Street
Pennington, NJ 08534

       Re: OncoSec Medical Inc
           Form 10-K for the fiscal year ended July 31, 2019
           Filed October 28, 2019
           Form 10-Q for the quarterly period ended October 31, 2019 Filed December 13, 2019
           File No. 000-54318

Dear Mr. Delaversano:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended October 31, 2019

Financial Statements
Notes to Financial Statements
Note 8 - Commitments and Contingencies
License Agreement and Services Agreement, page 23

1. You disclose "Whether or not Closing occurs, but subject to certain conditions on effectiveness described above, the Company (1) will grant CGP and its affiliates an exclusive license to develop, manufacture, commercialize, or otherwise exploit current and future products, including TAVO and the VLA in the Territory for which CGP will pay the Company up to 20% royalties on the net sales of such products in the Territory."
       Please disclose the royalty rate or a range that does not exceed a 10 point range. Also disclose the minimum royalty and termination provisions specified in the agreement.
 Robert J. Delaversano
OncoSec Medical Inc
February 13, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Vanjoske at (202) 551-3614 or Daniel Gordon at
(202) 551-3486 if
you have questions regarding the comment.



FirstName LastNameRobert J. Delaversano                   Sincerely,
Comapany NameOncoSec Medical Inc
                                                          Division of
Corporation Finance
February 13, 2020 Page 2                                  Office of Life
Sciences
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